GME INNOTAINMENT, INC.

Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point

Hong Kong

(852) 3543-1208

July 10, 2017

Board of Directors

GME Innotainment, Inc.

Re:  Resignation

To Whom It May Concern:

Please be advised that I hereby resign from all of my positions in GME Innotainment, Inc. (including Chief Executive Officer and Director) effective as of todays’ date. This resignation is not the result of any disagreement with management regarding the operations, policies or practices of the Company, and is solely in the interest of increasing shareholder value.

Sincerely,

/s/ Lisa Demmons

Lisa Demmons